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Mail Stop 6010

June 12, 2008

Mr. Lars Rebien Sorensen
President and Chief Executive Officer
Novo Nordisk AS
Novo Alle-1
DK-2880 Bagsvaerd
Denmark

Re: Novo Nordisk AS
       Form 20-F for the Year Ended December 31, 2007
       Filed February 11, 2008
       File No. 333-82318

Dear Mr. Sorensen,

      We have completed our review of your Form 10-K and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

             Sincerely,

             Jeffrey Riedler
             Assistant Director

cc: Jesper Brandgaard
       Executive Vice President and
        Chief Financial Officer
       Novo Nordisk AS
       Novo Alle-1
       DK-2880 Bagsvaerd
       Denmark